Exhibit 99.1

(A joint stock limited company incorporated in the People’s Republic of China)

(Stock Code: 00338)

Announcement Regarding Provision for Asset Impairment

This announcement is made by Sinopec Shanghai Petrochemical Company Limited (the “Company”), pursuant to Part XIVA of the Securities and Futures Ordinance (Cap.571) of the Laws of Hong Kong and Rule 13.09(2) and 13.10B of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

The Company held the 8th meeting of the 10th board of supervisors of the Company (the “Board of Supervisors”) on 9 February 2022, and the 14th meeting of the 10th board of directors of the Company (the “Board”) on 10 February 2022 respectively. The meetings reviewed and approved that the Company is to make provision for 2021 asset impairment. Details are as follows:

1.	Overview of the provision for asset impairment

In order to objectively reflect the Company’s financial position and operational results in 2021 and according to the relevant requirements of the Accounting Standard for Business Enterprise (the “ASBE”) as well as based on the principle of prudence, the Company conducted impairment tests against the respective asset and proposed to make provision for impairment of assets amounting to approximately RMB766.8971 million in total in 2021.

2.	Specific information of the provision for asset impairment

(1)	Approach, basis and standard of the provision for impairment

According to the ASBE No. 1 – Inventory, at the balance sheet date, inventories are carried at the lower of cost and net realisable value. Any excess of the cost over the net realisable value of inventories is recognised as a provision for impairment.

According to the ASBE No. 8 – Asset Impairment, where there is any indication that an asset is impaired, its recoverable amount should be estimated. The recoverable amount of an asset is the higher of its fair value less cost to sell and its present value of expected future cash flow. An impairment loss is recognised in profit or loss when the recoverable amount of an asset is lower than its carrying amount, the carrying amount of such asset should be written down to its recoverable amount. A provision for impairment of the asset is recognised accordingly.

(2)	Details of the provision for impairment

In 2021, the Company performed impairment tests on assets with impairment indications and proposed to make provision for impairment of assets amounting to approximately RMB766.8971 million in total, mainly including RMB150.8826 million for inventories, RMB587.6228 million for fixed assets and RMB28.3917 million for long-term equity investments.

3.	Impact of the provision for asset impairment on financial position of the Company

In 2021, the proposed provision for above asset impairment amounted to approximately RMB766.8971 million in total and will correspondingly recorded in the Company’s operation results in 2021, reducing the consolidated net profit of the Company in 2021 by RMB582.2708 million.

4.	Opinion of the Board

The Board is of the view that, the provision for asset impairment based on the actual situation reflected the asset condition of the Company fairly and accurately, which is in line with the relevant requirements of ASBE and relevant accounting policies of the Company. Accordingly, the Board unanimously resolve to agree the provision for asset impairment.

5.	Opinion of the independent directors

The independent directors of the Company are of the view that the provision for asset impairment is in line with the requirements of ASBE and the relevant accounting policies of the Company, and the relevant deliberation procedures comply with laws and regulations. After the provision for asset impairment, its financial statements can more fairly reflect the financial position and operating results of the Company, which will help to provide investors with more true, reliable and accurate accounting information, and does not prejudice the interests of the Company and its shareholders, in particular minority shareholders. All independent directors agree to the provision for asset impairment.

6.	Opinion of Board of Supervisors

The Board of Supervisors is of the view that, the Company has made provision for asset impairment in accordance with the ASBE and the relevant accounting policies of the Company, which is in line with the Company’s actual situation, and fairly reflects the Company’s financial position and asset value. The relevant decision-making procedures are in compliance with laws and regulations. The Board of Supervisors agree to the provision for asset impairment.

7.	Other information

The figures above are based on a preliminary assessment only without certified public accountants auditing. Specific and accurate financial figures will be disclosed in the audited 2021 annual report to be officially published by the Company. Investors are advised to pay attention to the investment risk.

By Order of the Board Sinopec Shanghai Petrochemical Company Limited Liu Gang Joint Company Secretary

Shanghai, the PRC, 10 February 2022